UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

MTS SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

MINNESOTA	0-02382	41-0908057
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employee Identification No.)

14000 Technology Drive, Eden Prairie, MN	55344
(Address of principal executive offices)	(Zip code)

Bhavini Charadva (952) 937-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Introduction
This Specialized Disclosure Form (“Form SD”) of MTS Systems Corporation (the “Company” or “MTS”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”) for the reporting period from January 1, 2017 to December 31, 2017.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which MTS collectively refers to in this Form SD as the “Subject Materials,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Form SD are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. The Company manufactures products for which the Subject Materials are necessary to the functionality or production of those products.
Company Overview
MTS Systems Corporation’s testing hardware, software and services solutions help customers accelerate and improve their design, development and manufacturing processes and are used for determining the mechanical behavior of materials, products and structures. MTS’s high-performance sensors provide controls for a variety of applications measuring motion, pressure, position, force and sound.
Products Overview
This Form SD and the Conflict Minerals Report for the reporting period from January 1, 2017 to December 31, 2017 (the “Report”) filed as an exhibit to this Form SD relates to products: (i) for which Subject Materials are necessary to the functionality or production of that product; (ii) that were manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2017. These products, which are referred to in this Form SD and the Report collectively as the “Covered Products,” are the following: test equipment and systems for the ground vehicle, material, and structure markets in addition to high-performance sensors for a variety of industrial, monitoring and measuring, aerospace, military, cryogenic, mobile hydraulic, and liquid level applications.
Reasonable Country of Origin Inquiry
The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) for the Subject Materials contained in the Covered Products. This good faith RCOI was reasonably designed to determine whether any of the Subject Materials contained in the Covered Products originated in the Covered Countries and whether any of those Subject Materials may be from recycled or scrap sources. As discussed in more detail in the Report, based on these responses, and in light of the complexity of its supply chain, the Company was unable to fully determine at this time that its necessary Subject Materials did not originate in the Covered Countries or are not from recycled or scrap sources. Accordingly, the Company has conducted due diligence on the source and chain of custody of the necessary Subject Materials contained in its products as described in the Report.

A copy of the Report is attached as Exhibit 1.01 to this Form SD and is publicly available at the following website: http://www.mts.com/en/about/Ethics/index.htm .
Item 1.02 Exhibit
A copy of the Report is attached as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is attached to this Form SD:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	MTS SYSTEMS CORPORATION

/s/ Phyllis Nordstrom
By: Phyllis Nordstrom
Its: Chief Risk and Compliance Officer